200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Russell Investment Company Proxy Statement on Schedule 14A

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on July 16, 2007 regarding the Proxy Statement on Schedule 14A for Russell Investment Company (the “Proxy Statement”). A preliminary version of the Proxy Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2007, and a definitive version of the Proxy Statement was filed with the SEC on July 13, 2007.

Please also find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on July 16, 2007. Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Proxy Statement.

Response to Comments

1.	Comment: With regard to Proposal 1, please further clarify why the proposal is being made, and the ramifications to shareholders. Please make clear to shareholders that, as a result of this Proposal, the Trustees will be able to fill vacancies without a shareholder vote.

Response: We note that in response to your initial comment on Proposal 1, the following language was added to the discussion of Proposal 1:

Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC   Brussels  London  Luxembourg  Munich  Paris

“The Trust is submitting for Shareholder approval the election of the Trustees in order to meet the requirement under the 1940 Act that at least two-thirds of the Trustees have been elected by Shareholders. After careful consideration, the Board of Trustees has concluded that it is in the best interests of the Trust’s Shareholders to submit for their approval the election of each of the Nominees, even if previously elected.”

We believe that our response had adequately addressed your comment, and as a result commenced the printing of the Proxy Statement. Therefore, we are unable to make the requested change. In our view, the disclosure adequately addresses issues raised by the Proposal.

2.	Comment: In Proposals 2 and 3, please provide further detail about the timing, if possible, regarding the prior notice which the Board will provide to Shareholders of a liquidation or reorganization of their Fund.

Response: The Board has not established a time frame for providing Shareholders with prior notice of a liquidation or reorganization of their Fund.

3.	Comment: Please clarify the specific circumstances under which the Board will vote on the liquidation or reorganization of a Fund without the affirmative vote of the Shareholders.

Response: We note that the Board has not yet been given the authority to vote on the liquidation or reorganization of a Fund without the affirmative vote of Shareholders. We do not know what circumstances will arise that would cause the Board to either seek or not seek shareholder approval for liquidation or reorganization of a Fund. The Board will make such determinations on a case-by-case basis, and we are therefore unable to predict, and unable to disclose, factors that would trigger the Board’s decisions with regard to seeking shareholder approval for the liquidation or reorganization of a Fund.

Please contact the undersigned at 617.728.7155 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg
Joshua A. Weinberg

Enclosures

cc:	Min S. Oh, Esq.
Mary Beth Rhoden, Esq.
John V. O’Hanlon, Esq.